Alana K. Knowles
Vice President and Controller

November 12, 2024

Via EDGAR

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2023 (“2023 Form 10-K”)
Filed February 26, 2024
Response Letter dated August 7, 2024
File No. 001-00368

Dear Ms. Moosariparambil:

In your letter dated October 3, 2024, you provided comments from the review of Chevron Corporation’s (“Chevron” or “the Company”) 2023 Form 10-K and Chevron’s response letter dated August 7, 2024, by the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”). These comments and the Company’s responses are set forth below.
As used in this response letter, the term “Chevron” and the “Company” may refer to Chevron Corporation or one or more of its consolidated subsidiaries.
Form 10-K for Fiscal Year Ended December 31, 2023

Item 15. Exhibit and Financial Statement Schedules
Notes to the Consolidated Financial Statements
Note 24 – Other Contingencies and Commitments, page 97

1.Your response states that the decommissioning liabilities were transferred to each of the buyers and the asset
Chevron Corporation
5001 Executive Parkway, Suite 200, San Ramon, CA 94583-5006
Tel 925 842 1000

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

retirement obligations were derecognized by the Company at the time of the respective sales. In addition to the assets sold to Cox in 2015 and Fieldwood in 2016, we note Cox and Fieldwood acquired additional assets previously owned by Chevron through subsequent acquisitions. Please quantify the amounts derecognized for each of the sales included in the appendix.

Company Response:
The Company derecognized $55 million in asset retirement obligations (“AROs”) associated with the 2004 sale to Anglo-Suisse Offshore Partners, LLC; $65 million, $63 million, and $111 million in AROs associated with the 2008, 2009, and 2011 sales to Hilcorp, respectively; and $378 million related to the 2015 sale to Cox.
The Company also derecognized $92 million in AROs associated with the 2015 sale to Fieldwood, as well as an additional $15 million in 2016. Prior to being acquired by Chevron, Noble Energy, Inc. (“Noble”) disclosed that it had derecognized $216 million in AROs associated with its 2018 sale to Fieldwood and $45 million associated with its 2006 sale to Coldren Resources LP, which was subsequently acquired by Fieldwood.
Information related to the derecognition of AROs by Texaco Inc., Unocal Corp. and Noble in 2003 and earlier is not available.
2. Your response indicates that “In December 2023, a subset of producible leases from the Cox Debtors’ estate was sold to a third party, but in a lesser amount than the Company had anticipated, potentially indicating more decommissioning obligations than anticipated reverting to the Company.” Please address the following:

•Describe for us the “subset” of producible leases from the Cox Debtors’ estate and how that “subset” related to the entire Cox Debtors’ estate;
Company Response:
At the time of its May 2023 bankruptcy filing, Cox represented that it had over 470 operating platforms and interests in over 400 leases. Chevron monitored assets in the Cox Debtors’ estate in which it was a predecessor in interest. As detailed in the table below, Chevron (or companies acquired by Chevron) was in the chain of title for 205 leases in the Cox Debtors’ estate, 134 of which had outstanding decommissioning obligations and included approximately 990 wells and 347 platforms. Of the 134 leases that had outstanding decommissioning obligations, 33 leases were producing at the time of the bankruptcy filing, including approximately 430 wells and 190 platforms. Also, there were an indeterminate number of additional leases that were not producing but were capable of producing given the right economic conditions.
The “subset” in our initial response refers to 19 leases included in a Purchase and Sale Agreement between the Cox Debtors and W&T Offshore, Inc. (“W&T”) filed with the bankruptcy court in December 2023 (“W&T Agreement”), of which Chevron was in the chain of title for 11. This subset included approximately 37 wells and 21 platforms.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

A summary of the leases, wells, and platforms is included in the following table:

Note - All lease, well, and platform counts are estimates	Leases	Wells	Platforms
Cox Debtors’ estate (May 2023)	400+	n/a	470+
Cox Debtors’ leases with Chevron in chain of title	205	990	347
Chevron in chain with no decommissioning obligation	71	n/a	n/a
Chevron in chain with decommissioning obligation	134	990	347
Not currently producing	101	560	157
Producing (potential sale candidate)	33	430	190

Cox agreed to sell to W&T (December 2023)	19	n/a	n/a
Of which Chevron in chain of title	11	37	21

•Tell us the amount for which the “subset” of producible leases was sold and the sales amount that you had anticipated prior to the sale;

Company Response:
W&T agreed to purchase 19 leases (the “subset” of producible leases) for $72 million pursuant to the W&T Agreement filed with the court in December 2023. Chevron had predecessor liability for 11 of the leases purchased by W&T. While the amount of sales proceeds was relevant to determining if Cox can reorganize, it did not fully inform the Company’s potential exposure, which is impacted by knowing which decommissioning obligations would revert to Chevron. On December 12, 2023, after failing to reach terms to sell other assets from its estate, Cox filed its Motion to Abandon certain properties and to reject associated leases/agreements that it deemed a burden to the Cox Debtors’ estate.
The Company had reasonably assumed that all of the 33 leases in the Cox Debtors’ estate where Chevron was a predecessor in interest and that were producing would be sale candidates. Hence, in the second quarter of 2023, the Company expected that decommissioning obligations for 560 wells and 157 platforms, which were not currently producing, could reasonably revert to the Company. After the W&T sale in the fourth quarter of 2023, however, the Company learned that decommissioning obligations for 953 wells and 326 platforms could ultimately revert to the Company.

•Tell us the amount or range of decommissioning obligations you had anticipated reverting to the company prior to the sale of the “subset” of producible leases;

Company Response:
In the second quarter of 2023, the Company estimated the potential range of exposure related to the Cox bankruptcy as zero to $1.4 billion. The estimate was based on publicly available estimates published by the

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

Bureau of Safety and Environmental Enforcement (“BSEE”) for nearly all federal leases in the Cox Debtors’ estate for which Chevron had predecessor liability and decommissioning obligations remained outstanding. BSEE estimates provide costs to plug and abandon wells, abandon pipelines, remove platforms, and perform site clearance, and were readily available. At the time of the Cox bankruptcy filing, the Company had access to financial security of approximately $170 million (as detailed below) associated with the assets previously sold to Cox, or to companies acquired by Cox. If the Company could liquidate all financial security, the cost estimate would reduce to $1.2 billion. On the other hand, the Company's exposure could be zero based on examples of other companies that have sold assets from debtors’ estates, where assets that are either producing or capable of producing can reasonably be sold through bankruptcy proceedings, and where debtors reorganize1 around these assets. The Company believed all of the producing assets in the Cox Debtors’ estate would be sold, without the reversion of associated decommissioning obligations to the Company, and therefore assumed the exposure would be lower than the high end of the estimated range, which the Company concluded was not material.
To provide additional context, there were approximately 134 leases with decommissioning obligations outstanding that were in the Cox Debtor’s estate where Chevron was in the chain of title, representing 990 wells and 347 platforms. Approximately 33 of the leases were producing, including approximately 430 wells and 190 platforms. If all of the producing leases were sold, decommissioning costs would not revert to the Company for approximately 43 percent of the wells and 55 percent of the platforms. In that case, the Company’s cost estimate would have been reduced by roughly the same percentage (for reference, 50 percent of our second quarter 2023 and fourth quarter 2023 estimates would have been $700 million and $1,040 million, respectively).

•Tell us when and how the amount or range of decommissioning obligations you had anticipated reverting to company was first estimated; and,

Company Response:
While the Company has been monitoring this risk of exposure since the sale in 2015, it was not until the second quarter of 2023, after the Cox bankruptcy filing, that the Company first estimated the possible range of decommissioning obligations that could revert from Cox. At this time, the Company relied on readily available
1 Examples of other companies in our industry that have recently reorganized from Chapter 11 bankruptcy, without decommissioning obligations reverting to predecessor companies, include the following:
•Ascent Resources Marcellus Holdings, LLC; Case No. 18-10265; Del.; filed 2/6/2018
•EV Energy Partners, L.P.; Case No. 18-10814; Del.; filed 4/2/2018
•Snachez Energy Corp.; Case No. 19-34508; S.D. Texas; filed 8/11/2019
•Whiting Petroleum Corporation, et al; Case No. 20-32021; S.D. Texas; filed 4/1/2020
•Ultra Petroleum Corp., et al; Case No. 20-32631; S.D. Texas; filed 5/14/2020
•Unit Corporation, et al; Case No. 20-32738; S.D. Texas; filed 5/22/2020
•Chesapeake Energy Corporation, et al; Case No. 20-33232; S.D. Texas; filed 6/28/2020
•California Resources Corporation, et. al; Case No. 20-336568, S.D. Texas; filed 7/15/2020
•Lonestar Resources, LP; Case No. 20-34805; S.D. Texas; filed 9/3/2020
•Remora Petroleum, LP; Case No. 20-34037; S.D. Texas; filed 8/12/2020

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

BSEE P90 decommissioning cost estimates to assess potential range of exposure as zero to $1.4 billion before tax. This estimate reflected nearly all federal leases sold by Chevron to the Cox Debtors and was created using BSEE P90 decommissioning cost estimates to plug and abandon wells, abandon pipelines, remove platforms, and perform site clearance, and was limited to the federal leases in the Cox bankruptcy that had decommissioning obligations outstanding (both producing and non-producing) and for which Chevron was a predecessor in interest.
During the third quarter of 2023, the Company started developing internal estimates, including the estimated time required for decommissioning activity and the possible extent of maintenance and monitoring that could be required. For context, it takes time for the Company to develop quality estimates for complex matters such as costs to decommission assets that were sold many years ago and geographically spread across a large area in the Gulf of Mexico, particularly when such estimate is used to support entries in the Company’s financial statements. In fact, Chevron’s recurring processes for comprehensive asset retirement obligation reviews for individual properties that are owned by the Company take up to six months to develop quality estimates before they are approved by management.

•Tell us whether and when the amount or range of decommissioning obligations you had anticipated reverting to the company was communicated to the board of directors or a committee or subcommittee thereof.

Company Response:
Management, including those responsible for financial reporting, notified the Company’s Board Audit Committee (“BAC”) of the possibility that decommissioning obligations could revert to the Company following the Cox bankruptcy. This notification occurred as management was reviewing the second quarter 2023 Form 10-Q, where it routinely discusses noteworthy topics and new or evolving disclosures. The possibility of the obligations reverting, along with management’s assessment that the obligation was not probable or reasonably possible to be material, was communicated at that time. During the review of the third quarter 2023 Form 10-Q with the BAC, management shared that it was continuing to monitor Cox bankruptcy proceedings and possible exposure, but there was no change to the initial assessment provided in the second quarter.
Because of Cox’s Motion to Abandon certain leases filed on December 12, 2023, the Company re-evaluated the likelihood and extent of its exposure and concluded, in late December 2023, that it was probable and estimable that decommissioning obligations previously assumed by Cox would revert to the Company. Chevron then completed its analysis and was able to finalize the estimate and obtain management concurrence with the amount. Upon these determinations, the Company shared this information with the Board of Directors.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

Supplemental information regarding the increase to the estimate between 2Q23 and 4Q23
After Cox filed its Motion to Abandon, the Company reassessed its exposure based on the totality of the new information that was available at that time, including the listing of leases with outstanding decommissioning obligations that would revert to the Company in Cox’s Motion to Abandon, and the announced sale of certain leases to W&T. The Company was then reasonably able to anticipate the overall volume of decommissioning work and prepare a projected timeline for completion of such work. The Company concluded that the overall scope of work was expected to take approximately 10 or more years and the total cost estimate pertaining to the decommissioning obligations related to the Cox bankruptcy was $2.1 billion. The cost estimate developed in the fourth quarter of 2023 was largely based on updated BSEE P90 decommissioning estimates for federal leases, but also included costs associated with maintenance and monitoring as the locations and the anticipated logistical and oversight support costs to oversee the scope of the decommissioning obligations and anticipated duration of such work were now known. Further, because of the identification of the assets in the Motion to Abandon, the Company’s fourth quarter 2023 estimate also included projected costs to abandon rights-of-way, right-of-use easements and state properties that the Cox Debtors sought to abandon (as such estimates are not available in public databases), resulting in additional incremental costs. Estimates were then benchmarked against actual costs incurred from similar projects recently completed by Chevron including Genesis Spar and Neptune Spar decommissioning, following which the cost estimates were further increased. Lastly, leases that were originally included in the second quarter 2023 estimate but were later included in the announced sale to W&T were deducted from the Company’s estimate.
For the reasons described above, the following table summarizes the change in estimate between second quarter 2023 and fourth quarter 2023:

Description	$ - Millions (b/t)
2Q23 Estimate (high end of range)	$1,400
Maintenance and monitoring until decommissioning work is completed	270
Logistical and oversight support until decommissioning work is completed	140
Cost estimate benchmarking with recently completed projects	230
Additional leases (rights-of-way, right-of-use easements and state properties)	90
Sales to W&T	(50)
4Q23 Estimate	$2,080

3. Regarding the Cox bankruptcy, your response highlights disclosure added to the 2nd quarter 2023 Form 10-Q MD&A after “the company determined that this uncertainty should be disclosed to investors.” Given your stated purpose for adding the disclosure, and in view of the fact that it was added specifically in response to the Cox bankruptcy, explain to us why you believe the added disclosure, which does not include any mention of the Cox bankruptcy or describe the specific details of the underlying matter, satisfies either your stated purpose for adding it or the requirements of Item 303 of Regulation SK.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

Company Response:
Item 303 of Regulation S-K requires, among other things, MD&A disclosure of any known trends or uncertainties, but only when those trends or uncertainties are “reasonably likely” to have a material impact on the registrant’s liquidity, capital resources or results of operations. In second quarter 2023, the Company did not believe that the exposure was reasonably likely to have a material effect on the Company’s results of operations or financial condition; however, the Cox bankruptcy filing was a trigger that had the potential to impact future results of operations. As such, the Company determined it would be appropriate to foreshadow this evolving situation and added the referenced MD&A disclosure to identify a key uncertainty, even if not currently expected to be material, from which future losses could materialize that could be significant.
In general, the Company refrains from naming other companies in our public disclosures as some of our commercial agreements contain confidentiality clauses and, in some cases, require prior written consent to disclose certain information. Additionally, given the Company’s earlier experience with Fieldwood, whereby Fieldwood declared bankruptcy in 2018 with resolution that did not impact Chevron, the Company was reluctant to identify Cox by name when significant uncertainties existed regarding the Cox bankruptcy. This, along with the fact that management did not believe that it was reasonably likely that our exposure could be material, further reinforced the decision regarding the nature of the disclosure for the Company’s second quarter 2023 Form 10-Q.
4. As described in your response, the risk factor disclosure you provided regarding the potential return to you of liabilities associated with divested assets remained unchanged from 2015 until the filing of your 2023 Form 10-K. Please explain to us your basis for concluding that the unchanged risk factor was adequate and should not have been updated in periodic reports filed in 2023 after Cox declared bankruptcy. Refer to Item 105 of Regulation S-K and Part II, Item 1-A of Form 10-Q.

Company Response:
The Company routinely evaluates the need to update risk factors in light of developments that occurred during the reporting period. This evaluation is conducted by a cross-functional team considering both qualitative and quantitative factors. As provided under Part II, Item 1A of Form 10-Q, Form 10-Q only requires material updates to risk factors disclosed in the preceding Form 10-K.
From 2015 until and including the second quarter of 2023, management had determined, based on its analysis at the time, that the exposure was not reasonably likely to be material and that there was significant uncertainty surrounding the range of possible exposure. This determination continued into the third quarter of 2023 as there were no material updates that would change this assessment. As a result, the Company determined that in the second and third quarter 2023 Forms 10-Q, no update was necessary to the risk factors regarding the potential return to us of liabilities associated with divested assets.
As explained above, following the Motion to Abandon in December 2023, management determined that the exposure was then probable and estimable and that the estimated amount was material. Accordingly, the

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

Company updated its risk factor in the 2023 Form 10-K to illustrate that the risk of transferred liabilities returning to the Company, including for abandonment and decommissioning obligations associated with previously sold assets, was no longer hypothetical but had been experienced by the Company.
5. In your response, you state that following the 2015 sale to Cox and the 2016 sale to Fieldwood, escrow accounts were established to receive payments from the purchasers (based on a percentage of monthly revenues) to fund future decommissioning activity on the leases. Please provide us with further details regarding the escrow accounts addressing the following points:

•Explain why the establishment of escrow accounts to fund future decommissioning activity following the 2015 and 2016 sales was necessary and clarify if the establishment of these types of escrow accounts is common practice by you and your industry peers when entering into sales of oil and gas properties.

Company Response:
As part of each asset sale and commercial negotiation, the Company considers various financial securities based on the financial strength of the buyer to protect itself as much as possible from future exposure. Escrow is a common mechanism where cash flow from operations can be allocated by purchasers to pay for future regulatory decommissioning obligations. The Company also considers other forms of security to manage this risk, including bonds, letters of credit, and parent company guarantees. Escrow accounts comprise only one element of complex asset sale negotiations, and each proposed transaction poses unique challenges.
It is customary industry practice for sellers to require financial security for performance of decommissioning obligations, utilizing various forms of security including, but not limited to, bonds, letters of credit, parent company guarantees and escrow accounts, particularly when dealing with counterparties that have weaker credit profiles.

•Tell us how the percentage of monthly revenues was determined and negotiated between you and the purchasers, providing details sufficient to understand whether the negotiated percentage was based on an estimate of the underlying decommissioning liabilities.

Company Response:
The percentage of monthly revenues was determined following commercial negotiations, whereby the Company sought to obtain as much protection as possible from the potential reversion of decommissioning obligations. The Company’s estimate of the underlying decommissioning obligations was aligned with the asset retirement obligations derecognized at the time of the sale. This was only one element of the complex purchase and sale agreement negotiations where both sides compromised on certain elements to close the transactions.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

The Cox escrow account required a four percent payment of production proceeds to be deposited into an account, with a negotiated cap of $144 million and an expectation to reach the cap through production over approximately 15 years.

•Clarify your rights to the amounts accumulated in the escrow accounts and explain how a lapse of funding to the escrow accounts impact Chevron. To the extent there was a lapse in funding, tell us when this occurred and how it factored into your consideration of whether a loss was reasonably possible.

Company Response:
The Company can access the amounts accumulated in the escrow account and approve disbursement of such funds to cover expenses and claims incurred by the Company in connection with decommissioning if the buyer defaults on performance of contractually defined decommissioning obligations or on its obligations in the bond or escrow agreement.
Cox was current on its escrow funding obligations at the time of Cox’s bankruptcy filing, and Cox continued to make deposits into the escrow during its bankruptcy proceedings. Additionally, successor companies continue to fund new escrow accounts related to the leases acquired from Cox. Because there was no lapse in funding, the escrow account balances did not factor into the Company’s consideration of whether a loss was reasonably possible.
Fieldwood ceased making payments into its escrow account in the second quarter of 2020. The balance was less than $1 million and did not factor into whether a loss was reasonably possible. The escrow account was subsequently fully depleted to cover qualified costs.

•Tell us the balance of the escrow accounts as of the dates that Cox filed for relief under Chapter 11, and how the balances compared to your estimates of the decommissioning liabilities that you would assume at that time, if any.

Company Response:
The Cox escrow account balance as of May 14, 2023 (the date of bankruptcy filing) was $51 million. This was at the very low end of the Company’s potential estimated exposure of zero to $1.4 billion. Additionally, there was a $48 million bond in place from Cox to secure decommissioning obligations and $72 million of additional bonds related to previous sales to EPL and Hilcorp for leases that were subsequently acquired by Cox.

•Tell us how the escrow account balances were factored into your calculation of the $1.9 billion charge taken in December 2023.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
November 12, 2024

Company Response:
The escrow account balances were considered for the overall booking of the decommissioning provision but had an insignificant impact on the ultimate liability recognized in fourth quarter 2023 as these amounts were deemed insignificant, and this was just one of many inputs that factored into the overall estimate to complete the decommissioning work.

With respect to future filings, the Company confirms that its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) will be designed to timely and adequately identify and consider reasonably available information in connection with evaluating its disclosure obligations with respect to potential asset retirement obligations for previously sold assets.

If you wish to discuss or have any questions related to the information herein, please contact me or Mr. Amit Ghai, Assistant Controller, by telephone at (925) 842-1000.

* * *

Very truly yours,

/s/ Alana K. Knowles
Alana K. Knowles

cc:	Eimear P. Bonner, Vice President and Chief Financial Officer
Amit Ghai, Assistant Controller
Christine L. Cavallo, Assistant Secretary
Raquel Fox (Skadden, Arps, Slate, Meagher & Flom LLP)
Douglas T. Parker (PricewaterhouseCoopers LLP)